Tiptree Financial Inc.

780 Third Avenue, 21st Floor

New York, New York 10017

September 10, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Michael McTiernan and Mr. Jerard Gibson

Re:	Tiptree Financial Inc.
Registration Statement on Form S-3
Filed August 9, 2013
File No. 333-190515 (the “Registration Statement”)

Dear Mr. McTiernan and Mr. Gibson:

On behalf of Tiptree Financial Inc. (the “Registrant”), this letter responds to the comments of the Division of Corporation Finance (the “Staff”) by letter dated August 22, 2013 regarding the Registration Statement (the “Comment Letter”). The Registrant has simultaneously filed an Amendment No. 1 to the above referenced Registration Statement (“Amendment No. 1”) addressing the relevant comments contained in the Comment Letter.

For the convenience of the Staff, we have repeated the Staff’s comments in italics immediately above our response to the comments. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The Registrant’s responses to the Staff’s comments set forth in the Comment Letter are as follows:

General

1.	Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. If any of the selling shareholders are broker-dealers or affiliates of a broker-dealer, tell us supplementally whether any of the selling shareholders received these shares as underwriting compensation. We may have additional comments.

Nine selling stockholders have informed us that they are broker-dealers or affiliates of a broker-dealer. They also have informed us that neither they nor their broker-dealer affiliates received the shares covered by the Registration Statement as underwriting compensation. In addition, each such selling stockholder informed us that it acquired the shares in the ordinary course of its business and, at the time of the acquisition of the shares, such selling stockholder

Securities and Exchange Commission

September 10, 2013

had no agreements or understandings, directly or indirectly, with any person to distribute the shares. The Registrant has added disclosure to that effect on page 16 of the Registration Statement.

2.	For each selling stockholder that is listed as a company or entity, please provide the name(s) of the natural persons with voting or dispositive control over the company’s securities.

The Registrant has made the revisions requested by the Staff on pages 19-20 of the Registration Statement, except as indicated below.

With respect to the natural person with voting or dispositive control over the Company’s securities held by Blue Ridge Investments, L.L.C (“Blue Ridge”), Blue Ridge has informed the Company that Bank of America Corporation, a reporting company under the Securities Exchange Act of 1934, is the ultimate parent company of Blue Ridge and shares beneficial ownership of the shares of capital stock of the Company held directly by Blue Ridge.

Bay Pond Partners, L.P. and Bay Pond Investors (Bermuda) L.P. have requested that the Registrant include the following response on their behalf:

“Wellington Management Company, LLP (“Wellington Management”) is the investment adviser to Bay Pond Partners, L.P. and Bay Pond Investors (Bermuda) L.P., each of which own shares of Tiptree Financial Inc. (each a “Wellington Client”). We understand that the Staff has inquired about the natural persons with the power to vote or to dispose of the securities beneficially owned by Wellington Management and the Wellington Clients. Wellington Management is an investment adviser registered under the Investment Advisers Act of 1940. Under Regulation 13D-G and Section 13(d) of the Securities Exchange Act of 1934, as amended, Wellington Management shares beneficial ownership over the shares held by each Wellington Client. However, Wellington Management believes that it is not appropriate for Wellington Management to list a natural person in the footnotes to the selling stockholder table.

Wellington Management has discussed this issue with the Staff on a few previous occasions, including in January 2013 in correspondence that has not yet been made publicly available and in connection with Form S-3 registration statements filed by Provident Bankshares Corporation (File No. 333-125230) and IBERIABANK Corporation (File No.333-139984). Below are the website addresses of letters written by or on behalf of Wellington Management in those instances:

http://www.sec.gov/Archives/edgar/data/933141/000119312507059359/filename1.htm

Securities and Exchange Commission

September 10, 2013

http://www.sec.gov/Archives/edgar/data/818969/000090965408001261/filename1.txt

Wellington Management understands that the Staff agreed with the analysis set forth in those letters, and the correspondence from January 2013. Wellington Management confirms that the statements in such letters remain accurate.”

*****

Amendment No. 1 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter. We respectfully request your prompt review of Amendment No. 1 to the Registration Statement.

The undersigned hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 446-1407.

Very truly yours,

/s/ Neil C. Rifkind
Neil C. Rifkind
Vice President, General Counsel and Secretary

cc:	Geoffrey Kauffman, President and Chief Executive Officer, Tiptree Financial Inc.

Michael R. Littenberg, Esq., Schulte Roth & Zabel LLP

Farzad Damania, Esq., Schulte Roth & Zabel LLP